December 4, 2007

via EDGAR FILING and FACSIMILE (202-772-9203)

Securities and Exchange Commission
Division of Corporation Finance
Special Counsel
Office of Mergers and Acquisitions
Mail Stop 3628
Washington, D.C. 20549-3628
Attn: Celeste M. Murphy

Re:	CB Financial Corporation Schedule 13E-3 filed October 25, 2007 (SEC File No. 005-83216) Schedule 14A filed October 25, 2007 (SEC File No. 000-51351)

Dear Ms. Murphy:

In response to your letter dated November 9, 2007 regarding the above-referenced filings, CB Financial Corp. is submitting a revised Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A for your review. All filings have been submitted so that the changes are highlighted in a blacklined format. In addition, this letter outlines our specific responses to your comments set forth in your November 9, 2007 letter. All defined terms used in this letter shall have the same meaning as in the above-referenced disclosure documents.

Schedule 13E-3

General

1.
Please see the attached letter to CB Financial Corp. from Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P. addressing the issues reflected in your first comment and providing the legal analysis requested.

2.
Please see the additional requested language and discussion on the second page of the Notice of Special Meeting, as well as in the General Information (page 5) and the Questions and Answers (page 15) under the new question “What Are My Rights to Dissent to the Recapitalization under North Carolina Law?”.

Securities and Exchange Commission
Division of Corporate Finance
Attn: Celeste M. Murphy
November 30, 2007

3.
In response to your comment, see the additional discussion in the Notice of Special Meeting (page 2), the “General Information” at the front of the Proxy Statement (page 6), and the Questions and Answers at (page 13 under “How will the Recapitalization effect the numbers of holders of the Company’s common stock” and page 15 under the caption “What will be the effect of the Recapitalization on affiliated stockholders?” In addition, please note that due to an unintentional error regarding the calculation of the existing stock ownership of directors and executive officers as a group (as set forth on the stock ownership table on page 68), the actual increase in voting power for affiliates is 8%, and we have made corresponding corrections throughout the revised draft of the proxy statement.

Schedule 14A

Summary Term Sheet, Page 6

4.	In response to your comment, we have amended the referenced language on pages 6, 35, 42, 68, 70, and 73 of the Proxy Statement.

Questions and Answers

5.
In response to your comments, please see the additional question set forth in the Question and Answer section entitled “How will the voting rights of non-affiliated stockholders be effected as a result of the Recapitalization?” and “What other impacts will the Recapitalization have on non-affiliated stockholders?”.

6.
In response to your question, please reference the additional information provided in the question “How will the Company pay for the fractional shares to be purchased after the Reverse Stock Split?” (page 13), as well as the additional information included in the new Question and Answer “How will the Company pay for shares of the dissenting stockholders, if any?” (page 16). In response to your comment, we also included some additional information in the subsection entitled “Dissenters’ Rights” on page 57 of the Proxy Statement.

7.
In response to your comment, we included an additional sentence under the question “Why did the Board elect this type of structure for a going private transaction?” (page 13) which identified the number of stockholders owning less than 132 shares and who will be completely cashed out as a result of the Reverse Stock Split. However, the shares owned by those stockholders owning less than 132 shares of common stock will not be the only shares cashed out as a result of the Reverse Stock Split since all fractional shares will be cashed out at the Redemption Price. Thus, to provide further information regarding the costs associated with paying for those fractional shares, we also included additional information under the question “How will the Company pay for the fractional shares to be purchased after the Reverse Stock Split?” on that same page.

Securities and Exchange Commission
Division of Corporate Finance
Attn: Celeste M. Murphy
November 30, 2007

Special Factors, page 14

8.
In response to your comment, please note that the discussion entitled “Additional Effects of Recapitalization on Non-Affiliated Stockholders” was previously included in the “Special Factors” section of the Proxy Statement. However, in response to your request, we have moved the discussion under the headings “General Effects of the Recapitalization”, “Additional Effects of Recapitalization on Affiliated Stockholders”, and “Additional Effects of Recapitalization on Non-Affiliated Stockholders” to an earlier part of the “Special Factors” discussion so that they appear earlier in the Proxy Statement.

Background of the Reclassification, page 16

9.	In response to your comment, please see the additional discussion set forth in the “Background of the Reclassification” section of the Proxy Statement.

Reduction of Certain Direct and Indirect Costs, page 43

10.
Please note that the anticipated annual cost savings of $188,000 and one-time cost savings of approximately $70,000 are estimates that the Company will save over and above any costs which will continue after the going private transaction. Specifically, costs associated with providing shareholders annual audited financial statements in a manner required by appropriate banking regulations has not been included in the cost savings figures. As a result, we have attempted to clarify the discussion under “Reduction of Certain Direct and Indirect Costs” set forth on page 29, as well as cross referencing the discussion in “Special Factors; Purposes of the Recapitalization” which gives a more detailed description of the anticipated costs savings.

Procedural Fairness, page 30

11.
In response to your comment, please see the additional discussion regarding the Board of Directors’ reliance on the fairness opinion when considering the procedural fairness of the Recapitalization. Please note that, as further clarified in the revised discussion, the Board of Directors did not consider the fairness opinion solely in determining the procedural fairness as to those shareholders owning less than 132 shares of common stock prior to the Recapitalization. The Redemption Price is being paid to all shareholders owning a fractional share after the Reverse Stock Split (whether they are being completely liquidated as a result of having less than 132 shares of common stock prior to the Reverse Stock Split or otherwise), and the fairness opinion is applicable to all shares being cashed out. Further, the fairness opinion was considered by the Board of Directors to ensure that the Redemption Price is fair, from a financial point of view, to those persons remaining as stockholders of the Company following the Reverse Stock Split.

Securities and Exchange Commission
Division of Corporate Finance
Attn: Celeste M. Murphy
November 30, 2007

12.
In response to your comment, please see the amended and additional discussion set forth in the “Procedural Fairness” section on page 40 of the Proxy Statement, which removes the referenced sentence and replaces it with further discussion on procedural fairness and those items set forth in Item 1014 of Regulation M-A.

13.
At the time the Board approved the conversions thresholds, the director with the lowest number of shares was Robert E. Kirkland III, who owned 8,755 shares. Please note that at the time the conversions thresholds were approved, Rex D. Williams was not a member of the Board of Directors. The Company believes that at the time conversions thresholds were approved, each Board member knew the amount of shares owned by such Board member and, as a result, that such Board member would remain a common stockholder following the Recapitalization.

14.	The language under “Procedural Fairness” on page 40 has been revised to reconcile the language referenced in your comment.

If you have any questions regarding these responses or revisions, we would appreciate the opportunity to discuss those issues with you. We look forward to hearing from you.

Sincerely yours,

/s/ John M. Cross, Jr.
John M. Cross, Jr.

JMC/blh
Enclosures

cc:	Norman B. Osborn J. Benjamin Davis, Esq.

[Letterhead of BROOKS, PIERCE, McLENDON, HUMPHREY & LEONARD, L.L.P.]

November 30, 2007

Board of Directors of
CB Financial Corporation
3710 Nash Street North
Wilson, North Carolina 27896-1120
Attn: Norm Osborn

Gentlemen:

We have acted as counsel to CB Financial Corporation, a North Carolina corporation (the “Company”), in connection with the Company’s proposed amendment to its Articles of Incorporation as set forth in the form Articles of Amendment of CB Financial Corporation (the “Articles of Amendment”) which is attached as Appendix A to the Preliminary Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission (File No. 000-51351) (the “Preliminary Proxy Statement”). The Articles of Amendment provide for (i) the authorization of 1,000,000 shares of a new class of Series A Preferred Stock, the characteristics of which are set forth in the proposed Articles of Amendment (the “Series A Authorization”); (ii) the authorization of 500,000 shares of a new class of Series B Preferred Stock, the characteristics of which are set forth in the proposed Articles of Amendment (the “Series B Authorization”); (iii) a 1-for-132 reverse stock split of the Company’s common stock and cash payout of fractional shares resulting therefrom (the “Reverse Stock Split”); (iv) a 132-for-1 forward stock split to be effective following the Reverse Stock Split (the “Forward Stock Split”); (v) the conversion and reclassification of shares of common stock held by record holders of less than 264 issued and outstanding shares of common stock to shares of Series B Preferred Stock on a one for one share basis following the Forward Stock Split and on a record date to be designated in the final form of the Articles of Amendment (the “Series B Conversion”); and (vi) the conversion and reclassification of shares of common stock held by record holders owning 264 or more shares of common stock, but fewer than 792 shares of common stock to shares of Series A Preferred Stock on a one for one share basis following the Forward Stock Split and on a record date to be designated in the final form of the Articles of Amendment (the “Series A Conversion”). The Series A Authorization, Series B Authorization, Reverse Stock Split, Forward Stock Split, Series B Conversion and Series A Conversion are collectively referred to as the “Recapitalization”.

This letter and our opinion herein are being delivered to you at your request and in connection with your response to comment no. 1 from the staff of the Securities and Exchange Commission (“SEC”) regarding the Company’s filing of the Preliminary Proxy Statement and the Schedule 13E-3 (File No. 005-83216), as set forth in the letter to the Company from the SEC dated November 9, 2007.

Description of Securities

At your request, the following table is included to highlight the prominent preferences, limitations and rights of each of the common stock, the Series A Preferred Stock and the Series B Preferred Stock:

	Common Stock	Series A Preferred Stock	Series B Preferred Stock
Voting Rights	Holders of common stock can vote on any matter that is subject to stockholder approval.
Holders of Series A Preferred Stock can only vote (i) as required by law and (ii) upon any merger, acquisition of all or substantially all of the capital stock or assets of the Company, or other business combination involving the Company, in which the holders of the Company’s common stock are entitled to vote. Except to the extent required by law, holders of the Series A Preferred Stock shall not vote as a separate class. Rather, to the extent such votes are cast on the above matters, those votes shall be cast on a one vote for each share of Series A Preferred Stock basis, and the votes will be counted cumulatively with those cast by the holders of the common stock and Series B Preferred Stock, as applicable.

Holders of Series B Preferred Stock can only vote (i) as required by law and (ii) upon any merger, acquisition of all or substantially all of the capital stock or assets of the Company, or other business combination involving the Company, in which the holders of the Company’s common stock are entitled to vote. Except to the extent required by law, holders of the Series B Preferred Stock shall not vote as a separate class. Rather, to the extent such votes are cast on the above matters, those votes shall be cast on a one vote for each share of Series B Preferred Stock basis, and the votes will be counted cumulatively with those cast by the holders of the common stock and Series A Preferred Stock, as applicable.

	Common Stock	Series A Preferred Stock	Series B Preferred Stock
Dividend Rights
Holders of common stock are entitled to receive dividends, when and if declared and paid by the Company; provided, however, that following the Reclassification, the Company will not be permitted to pay any cash dividends to holders of common stock unless comparable dividends are first or simultaneously paid to holders of Series A Preferred Stock and Series B Preferred Stock in an amount not less than the dividends paid on a per share basis to the holders of the common stock.

Except with respect to the payment of the Series B Preferred Dividend (as hereinafter defined), which is excluded from the dividend payment priority afforded to holders of Series A Preferred Stock, Holders of the Series A Preferred Stock are entitled to a preference in the distribution of dividends so that holders of the Series A Preferred Stock shall receive dividends, when and if declared and paid by the Company, prior to the receipt of dividends by holders of the common stock and the Series B Preferred Stock and in amounts not less than those paid on a per share basis to the holders of common stock and the Series B Preferred Stock. Except with respect to the payment of the Series B Preferred Dividend, the Company is not required to pay any dividends as to the common stock or the Series B Preferred Stock (and as a result as to the Series A Preferred Stock), and if the Company does not declare and pay dividends, such unpaid dividends will not accumulate to future periods on behalf of the holders of Series A Preferred Stock, Series B Preferred Stock or common stock. There is no restriction in the Articles of Amendment that prohibits the Company from paying a dividend to the holders of the Series A Preferred Stock in circumstances in which such dividend is not received by the holders of the common stock or the Series B Preferred Stock. The dividend preferences granted to the holders of Series A Preferred Stock shall not prohibit the Company from (i) declaring and paying a dividend on common stock or Series B Preferred Stock if the dividend is payable in shares of the same class of stock held by the holder thereof or other stock of the Company junior to the Series A Preferred Stock as to the payment of dividends and distributions (the “Series A Junior Stock”), (ii) issuing options, warrants or rights to subscribe for or purchase shares of common stock, Series B Preferred Stock or Series A Junior Stock, and (iii) redeeming or otherwise acquiring any shares of common stock, Series B Preferred Stock, Series A Junior Stock or any other shares of capital stock of the Company, provided such transaction would not frustrate the liquidation preferences granted to the Series A Preferred Stock.

Holders of the Series B Preferred Stock will be entitled to an annual non-cumulative dividend equal to $0.04 per share (the “Series B Preferred Dividend”) so long as the Company has funds legally available to do so and the payment thereof would not otherwise violate applicable law. The date that the Series B Preferred Dividend begins to accrue will be as set forth in the final Articles of Amendment, but it is currently anticipated to commence January 1, 2008. The Series B Preferred Dividend will be paid in preference to any dividends paid on Series A Preferred Stock or common stock during the same calendar year. In addition, holders of the Series B Preferred Stock are entitled to an additional preference in the distribution of dividends so that holders of the Series B Preferred Stock shall receive dividends, when and if declared and paid by the Company, prior to the receipt of dividends by holders of the common stock and in amounts not less than those paid on a per share basis to the holders of common stock; provided, however, that the holders of common stock may receive a dividend equal to the Series B Preferred Dividend during the same applicable calendar year prior to any additional dividends being paid to the holders of the Series B Preferred Stock in accordance with this dividend preference. This dividend preference is subordinate to the dividends paid to the Series A Preferred Stock, and the Company is entitled to pay dividends to holders of the Series A Preferred Stock without paying the same to the Series B Preferred Stock (except with respect to the Series B Preferred Dividend). There is no restriction in the Articles of Amendment that prohibits the Company from paying a dividend to the holders of Series B Preferred Stock in which such dividend is not received by the holders of the common stock. The dividend preferences granted to holders of Series B Preferred Stock do not prohibit the Company from (i) declaring and paying a dividend on common stock or Series A Preferred Stock if the dividend is payable in the shares of the same class of stock held by the holder thereof or other stock junior to the Series B Preferred Stock as to the payment of dividends and distributions (the “Series B Junior Stock”), (ii) issuing options, warrants or rights to subscribe for or purchase such shares of common stock, Series A Preferred Stock or Series B Junior Stock, and (iii) redeeming and otherwise acquiring shares of common stock, Series A Preferred Stock, Series B Junior Stock, or any other shares of capital stock of the Company, provided that such transaction will not frustrate the liquidation preferences granted to the Series B Preferred Stock.

	Common Stock	Series A Preferred Stock	Series B Preferred Stock
Liquidation Rights
Holders of common stock have no liquidation preference in the distribution of assets of the Company in the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary.

In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, holders of the Series A Preferred Stock will receive a liquidation preference such that no distribution shall be made to the holders of the shares of common stock unless, prior thereto, the holders of the Series A Preferred Stock will have received an amount equal to $10.00 per share. Holders of the Series A Preferred Stock shall not receive a liquidation distribution or liquidation dividend in an amount less than the liquidation distribution or liquidation dividend received by the holders of common stock. This liquidation preference is subordinate to the liquidation preference provided to the holders of the Series B Preferred Stock described herein.

In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, holders of the Series B Preferred Stock will receive a liquidation preference such that no distribution shall be made to the holders of the shares of common stock or Series A Preferred Stock unless, prior thereto, the holders of the Series B Preferred Stock will have received an amount equal to $10.00 per share. Holders of the Series B Preferred Stock shall not receive a liquidation distribution or liquidation dividend of a lesser value than any liquidation distribution or liquidation dividend paid to the holders of the Series A Preferred Stock or common stock.

	Common Stock	Series A Preferred Stock	Series B Preferred Stock
Pre-emptive Rights	Except as otherwise required by law, holders of common stock do not have any pre-emptive rights to purchase shares of any class of stock of the Company that may be issued in the future.
Holders of Series A Preferred Stock shall have pre-emptive rights to purchase additional shares of Series A Preferred Stock at such times as any additional shares of Series A Preferred Stock are issued by the Company. Holders of Series A Preferred Stock do not have any pre-emptive rights to purchase any other class of the Company’s stock that may be issued in the future.

Holders of Series B Preferred Stock shall have pre-emptive rights to purchase additional shares of Series B Preferred Stock at such times as any additional shares of Series B Preferred Stock are issued by the Company. Holders of Series B Preferred Stock do not have any pre-emptive rights to purchase any other class of the Company’s stock that may be issued in the future.

Convertibility	Shares of common stock are not convertible to any other security.

The Series A Preferred Stock shall automatically convert into shares of the Company’s common stock, on a one share for one share basis, immediately prior to the closing of a “Change of Control.” As set forth in the Articles of Amendment, a “Change of Control” is any merger of, acquisition of all the capital stock of, or other business combination involving, the Company (other than with an entity 50% or more of which is controlled by, or is under the common control with, the Company), (i) in which the Company is not the surviving entity or (ii) in which the Company survives the transaction as a subsidiary of another entity or (iii) which involves any sale of all or substantially all of the assets of the Company or (iv) in which the Company’s stockholders immediately prior to the transaction will hold less than 50% of the equity ownership or voting rights of the surviving entity after the transaction.

The Series B Preferred Stock shall automatically convert into shares of the Company’s common stock, on a one share for one share basis, immediately prior to the closing of a Change of Control. In addition, the Company may at any time in its discretion convert all of the shares of Series B Preferred Stock to shares of common stock on a one share for one share basis.

Assumptions

In rendering our opinion herein, we have assumed, with your express permission, each of the following:

A. All statutes, judicial and administrative decisions, and rules and regulations of governmental agencies, constituting the law of North Carolina are generally available to lawyers practicing in North Carolina and are in a format that makes legal research reasonably feasible.

B. Each statute, rule, regulation or agency action relevant to the opinions set forth in this letter is constitutional and valid unless a reported decision in North Carolina has specifically established its unconstitutionality or invalidity.

Opinion

Based upon the foregoing assumptions, and subject to the qualifications, limitations and exceptions set forth herein, and based upon the legal analysis set forth below, we are of the opinion that, under North Carolina law, (i) the proposed Series A Preferred Stock is a class of securities separate from the Company’s common stock and proposed Series B Preferred Stock and (ii) the proposed Series B Preferred Stock is a class of securities separate from the Company’s common stock and proposed Series A Preferred Stock.

Legal Analysis

A North Carolina corporation can divide its shares into two or more separate classes. Ellington v. Raleigh Bldg. Supply Co., 196 N.C. 784, 147 S.E. 307, 309 (1929); Robinson on North Carolina Corporation Law, § 19.04 (7th ed. 2006). If a corporation wishes to authorize more than one class of shares, “the articles of incorporation must prescribe a distinguishing designation for each class, and, prior to the issuance of shares of a class, the preferences, limitations, and relative rights of that class must be described in the articles of incorporation.” N.C. Gen. Stat. § 55-6-01(a) (2000 & Supp. 2006). The authority to allow a corporation to authorize more than one class of stock (or a series within a class) is permissive. The only requirements as to classes of stock, which must be set forth in the Articles of Incorporation, are that (i) one or more classes of shares shall have unlimited voting rights and (ii) one or more classes of shares (which may be the same class or classes as those with the voting rights) are entitled to receive the net assets of the corporation upon dissolution. N.C. Gen. Stat. § 55-6-01(c). These voting and distribution rights are not required to accompany all stock classes since one class is able to hold all of these rights if a corporation so desires.

Subject to the restrictions requiring that one or more classes of shares have unlimited voting rights and are entitled to receive the net assets of the corporation upon dissolution, a North Carolina corporation has flexibility in determining the classes of stock authorized by it or the series within such a class. The North Carolina statute that authorizes the creation of classes of stock (N.C. Gen. Stat. § 55-6-01) is similar to the Model Business Corporation Act § 6.01. See comment to N.C. Gen. Stat. § 55-6-01. The Model Act’s comments note that “[s]ection 6.01 authorizes the creation of new and innovative classes or series of shares without limitation or restriction. The section is basically enabling rather than restrictive since corporations often find it necessary to create new and innovative classes . . . for a variety of reasons. . ..” Model Bus. Corp. Act Ann. § 6.01, cmt. 4 (1984 & Supp. 2002). Section 55-6-01(d) of the North Carolina General Statutes specifically states that a corporation’s articles of incorporation may authorize one or more classes of shares that (i) have special, conditional or limited voting rights, or no right to vote, except to the extent prohibited by law, (ii) are redeemable or convertible for cash or securities, (iii) entitle holders to distributions calculated in any manner, and (iv) provide the security holders with a preference with respect to distributions, including dividends and distributions upon the dissolution of a corporation. Id. However, the statute is clear that the designations, preferences, limitations and relative rights that are set forth in North Carolina General Statute § 55-6-01(d) are not exhaustive, which again reinforces the flexibility a North Carolina corporation has in authorizing different classes of stock. N.C. Gen. Stat. § 55-6-01(e).

Although North Carolina law gives a corporation flexibility in authorizing different classes of shares, North Carolina General Statute § 55-6-01(a) specifically requires that “[a]ll shares of a class must have preferences, limitations, and relative rights identical with those of other shares of the same class unless the articles of incorporation divide a class into series.” Based on the foregoing, the Company has the authority, subject to appropriate approvals by the Company’s Board of Directors and shareholders, to authorize the new classes of Series A Preferred Stock and Series B Preferred Stock with rights and preferences separate and distinct from each other and the Company’s common stock. Thus, because the Company’s common stock, the proposed Series A Preferred Stock and the proposed Series B Preferred Stock will not have identical rights and preferences as to any other actual or proposed class of Company stock, North Carolina law prohibits them from being acknowledged as a single class of stock. As a result, they will be deemed separate classes of securities under applicable law.

As highlighted above, the characteristics of each of the Series A Preferred Stock and Series B Preferred Stock are distinct from the common stock as to (i) voting rights, (ii) dividend preferences, (iii) liquidating distribution entitlements and (iv) pre-emptive rights. Also, as highlighted above, the characteristics of the Series A Preferred Stock and Series B Preferred Stock are distinct from one another as to (i) dividend preferences, (ii) liquidating distribution entitlements and (iii) pre-emptive rights. Although the Series A Preferred Stock and Series B Preferred Stock will be converted upon a Change of Control, because such conversion to common stock will only happen upon such a Change in Control, we do not believe that this prevents our conclusion that the Series A Preferred Stock and Series B Preferred Stock are separate classes of securities from the common stock.

Qualifications and Limitations.

The foregoing opinion is subject to the following qualifications, limitations and exceptions, in addition to such other assumptions, qualifications and limitations otherwise set forth in this letter:

A. To the extent our opinion refers to a future event, we have assumed that all applicable laws, rules and regulations, the Articles of Incorporation of the Company (and the proposed Articles of Amendment), and all pertinent facts will be the same at such future date as currently existing, and we have assumed that all of the foregoing assumptions will remain applicable to the opinion at such time.

B. Our opinion is limited to matters expressly stated herein, and no opinion may be inferred or implied beyond the matters expressly stated.

C. The opinion expressed herein is limited to matters of North Carolina law.

D. The opinion set forth herein represents our professional judgment as to the matters described; it is not binding upon any party or any court or other tribunal; and it does not represent any guaranty of any particular result or consequences.

E. The opinion rendered herein is rendered solely to you in connection with the purposes set forth herein.

F. The opinion set forth herein is rendered as of the date set above, we have no obligation to update or supplement our opinion to reflect any facts which may hereafter come to our attention or any changes in law which may hereafter occur.

Very truly yours,

/s/ BROOKS, PIERCE, McLENDON,
HUMPHREY & LEONARD, L.L.P.

BROOKS, PIERCE, McLENDON, HUMPHREY & LEONARD, L.L.P.